

May 16, 2013

<u>Via E-mail</u>
Howard D. Polsky
General Counsel and Secretary
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

> **Re: K12 Inc.**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed September 12, 2012**
> **Response dated April 30, 2013**
> **File No. 001-33883**

Dear Mr. Polsky:

We have reviewed your response and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Summary Compensation Table for Fiscal Year 2012, page 39

1. We have considered your further response to comment 8 from our letter dated February 21, 2013. Please explain the basis for your view that there is no FASB ASC Topic 718 grant date until the Compensation Committee determines the shares earned after the fiscal year in which the performance parameters run. In your explanation clearly describe the features of the award on which you have based your determination. If your determination to delay the accounting "grant date" is based solely on the existence of a negative discretion feature in the award, explain why Question 119.24 of Regulation S-K Compliance and Disclosure Interpretations does not apply. Please refer to Question 119.24 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
       William P. O'Neil, Esq.
       Latham & Watkins LLP